

May 26, 2022

Tak Ching Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A
Mandarin Plaza, 14 Science Museum Road
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Post-Effective Amendment No. 8 to Registration Statement on Form F-1**
> **Filed May 6, 2022**
> **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 8 to Registration Statement on Form F-1 filed May 6, 2022

Cover Page

1.   We note your response to comment 1, as well as your revised disclosure, which focuses on the potential adverse consequences only if you added a variable interest entity to your corporate structure. Please revise this disclosure to encompass your corporate structure generally. The revised disclosure should address that if changes to the arrangements between the PRC and Hong Kong and the PRC's expanded authority in Hong Kong result in PRC regulatory authorities disallowing your <u>current</u> structure, it would likely result in a material change in your operations and/or a material change in the value of your securities.

Tak Ching Poon
ALE Group Holding Ltd
May 26, 2022
Page 2

<u>Summary of Risk Factors, page 1</u>

2.   We note your response to comment 5. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. A general reference to the page number of the beginning of the risk factors section is not sufficient for this purpose.

<u>General</u>

3.   Please file as a consent from the Han Kun Law Offices to being named as an expert in the registration statement. In this regard, we note the law firm's opinion filed as Exhibit 8.3 does not contain such consent language, notwithstanding the note in the exhibit index for Exhibit 99.11 indicating that the consent is included in Exhibit 8.3.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services